UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          BERGEN BRUNSWIG CORPORATION
                                (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $1.50 PER SHARE
                          (Title of Class of Securities)

                                   083739102
                                  (CUSIP Number)

                                 ROBERT D. WALTER
                              CARDINAL HEALTH, INC.
                                5555 GLENDON COURT
                               DUBLIN, OHIO  43016
                                (614) 717-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Copy to:
                                  DAVID A. KATZ
                          WACHTELL, LIPTON ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                                  (212) 403-1000


                                AUGUST 23, 1997
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                                Page 1 of 11 pages





         CUSIP NO. 083739102                        Page 2 of 11 Pages

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cardinal Health, Inc.
              31-0958666

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio
         NUMBER OF                     7.   SOLE VOTING POWER
         SHARES                             0
         BENEFICIALLY
         OWNED BY                      8.   SHARED VOTING POWER
         EACH                               0
         REPORTING
         PERSON                        9.   SOLE DISPOSITIVE POWER
         WITH                               0

                                       10.  SHARED DISPOSITIVE POWER
                                            0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,028,163 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 50,392,779 shares of Common Stock outstanding as of July 31, 1997, as represented by Issuer, calculated pursu-ant to Rule 13d-3(d)(1) and assuming, solely for purposes of such calculation, that the option to purchase such shares has been exercised.

         14.  TYPE OF REPORTING PERSON
              HC, CO


                                 Page 2 of 11 pages





         ITEM 1.   SECURITY AND ISSUER.

                   This Schedule 13D relates to the Class A Common Stock, par value $1.50 per share ("Bergen Common Stock"), of Bergen Brun-swig Corporation, a New Jersey corporation ("Bergen"). The prin-cipal executive offices of Bergen are located at 4000 Metropolitan Drive, Orange, California 92668.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   This Schedule 13D is filed by Cardinal Health, Inc., an Ohio corporation ("Cardinal"). Cardinal is a national health care service provider, providing an array of value-added pharmaceutical distribution services to a broad base of customers nationwide. Through a number of wholly owned subsidiaries, Cardinal also pro-vides a variety of pharmaceutical-related products and services. Cardinal's principal executive offices are located at 5555 Glendon Court, Dublin, Ohio 43016.

                   Each executive officer and each director of Cardinal is a citizen of the United States. The name, business address and present principal occupation of each executive officer and direc-tor are set forth in Annex I to this Schedule 13D which is incor-porated herein by this reference.

                   During the last five years, to the best of Cardinal's knowledge, neither Cardinal nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction as a result of which Cardinal or such person was or is subject to a judgment, decree or final order enjoining fu-ture violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Pursuant to the Stock Option Agreement, dated as of Au-gust 23, 1997, between Cardinal and Bergen (the "Stock Option Agreement"), Bergen granted Cardinal an irrevocable option (the "Option") to purchase from Bergen, under certain circumstances, up to 10,028,163 authorized and unissued shares of Bergen Common Stock, at a price of $48.29 per share (the "Purchase Price"), pay-able in cash. In the event that any additional shares of Bergen Common Stock are issued after the date of the Stock Option Agree-ment (other than under certain circumstances set forth in the Stock Option Agreement), the number of shares of Bergen Common Stock that may be purchased under the Option will be adjusted so that, after such issuance, it equals at least 19.9% of the number of shares of Bergen Common Stock then issued and outstanding (without considering any shares subject to or issued pursuant to the Option).
                                 Page 3 of 11 pages





                   As of the date hereof, the Option is not exercisable. The shares of Bergen Common Stock subject to the Option would equal 19.9% of the outstanding Bergen Common Stock before giving effect to the exercise of the Option and 16.6% of the outstanding Bergen Common Stock after giving effect to the exercise of the Option. Under certain circumstances, Cardinal may require Bergen to, or Bergen may be permitted to, repurchase for cash the Option and any shares of Bergen Common Stock acquired pursuant to the exercise of the Option.

                   The Option was granted by Bergen as a condition of and in consideration for Cardinal entering into an Agreement and Plan of Merger, dated as of August 23, 1997 (the "Merger Agreement"), by and among Cardinal, Bergen and Bruin Merger Corp., a New Jersey corporation and a wholly owned subsidiary of Cardinal ("Subcorp").

                   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $484,259,992, based on a Purchase Price of $48.29. It is antici-pated that, should the Option become exercisable and should Cardi-nal determine to exercise the Option, Cardinal would obtain the funds for purchase from working capital or by borrowing from par-ties whose identity is not yet known.

                   A copy of the Stock Option Agreement is filed as Exhibit
         2.2 to this Schedule 13D and is incorporated herein by this refer-ence. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   In connection with the execution of the Stock Option Agreement, Cardinal, Subcorp and Bergen entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Sub-corp will merge with and into Bergen, with Bergen as the surviving corporation of the merger (the "Merger"). The Option was granted by Bergen as a condition of and in consideration for Cardinal entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the holders of a majority of the shares of Bergen Common Stock present and voting at the meeting of Bergen shareholders called for such purpose; (ii) receipt of the approval by the holders of the majority of the outstanding common shares, without par value, of Cardinal (the "Cardinal Common Shares") of an increase in the number of authorized Cardinal Common Shares and the issuance of Cardinal Common Shares issuable in the Merger and the transactions contemplated by the Merger Agreement; (iii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) registration of the Cardinal Common Shares to be issued in the Merger under the Securities Act of 1933, as amended;
         (v) receipt by Cardinal of an accountant's letter confirming that


                                 Page 4 of 11 pages




         the Merger will qualify as a pooling of interests transaction for financial reporting purposes; and (vi) satisfaction of certain other conditions. Pursuant to the Merger Agreement, upon consum-mation of the Merger, (a) the officers of Bergen will be the of-ficers of the surviving corporation in the Merger, (b) the direc-tors of Subcorp will be the directors of the surviving corporation in the Merger, (c) each share of Bergen Common Stock will be con-verted into 0.7750 of a Cardinal Common Share, with cash paid in lieu of receipt of fractional Cardinal Common Shares, and (d) at the effective time of the Merger, the Certificate of Incorporation and Bylaws of Bergen, as the surviving corporation, will be amended to be identical (save for the name of the corporation) to those of Subcorp. Upon consummation of the Merger, the Bergen Common Stock will be delisted from the NYSE.

                   The Merger Agreement provides that the Board of Direc-tors of Cardinal will take all action necessary immediately fol-lowing the effective time of the Merger (the "Effective Time") to elect each of Robert E. Martini and Donald R. Roden and two other persons from the Board of Directors of Bergen as of the date of the Merger Agreement (designated by Robert E. Martini and reason-ably acceptable to Cardinal) as a director of Cardinal effective as of the Effective Time. The Merger Agreement also provides that the Board of Directors of Cardinal will take all action necessary immediately following the Effective Time to (i) elect Robert E. Martini as the Chairman of the Board of Cardinal; (ii) elect Rob-ert D. Walter as the Chairman of the Executive Committee of the Board of Directors of Cardinal; (iii) reformulate the Executive Committee of the Cardinal Board of Directors by appointing each of Robert D. Walter, Robert E. Martini, Donald R. Roden and three other members designated by Robert D. Walter to the Executive Com-mittee of the Board of Directors of Cardinal; and (iv) elect Donald R. Roden as Co-President of Cardinal, effective as of the Effective Time, to hold such offices until his successor is elected and qualified, subject to being reelected or reappointed to such positions at the discretion of Cardinal's Board of Direc-tors.

                   A copy of the Merger Agreement is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

                   Except as set forth herein, Cardinal does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Bergen Com-mon Stock or the disposition of shares of Bergen Common Stock;
         (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bergen or any of its sub-sidiaries; (iii) a sale or transfer of any material amount of as-sets of Bergen or any of its subsidiaries; (iv) any change in the present board of directors or management of Bergen, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the

                                 Page 5 of 11 pages




         present capitalization or dividend policy of Bergen; (vi) any other material change in Bergen's business or corporate structure;
         (vii) any change in Bergen's Certificate of Incorporation or By-laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Bergen by any person;
         (viii) causing a class of securities of Bergen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered na-tional securities association; (ix) a class of equity securities of Bergen becoming eligible for termination of registration pursu-ant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                   Although the Option does not allow Cardinal to purchase any shares of Bergen Common Stock pursuant thereto unless and un-til the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Cardinal is entitled to purchase shares of Bergen Common Stock pursuant to the Option, Cardinal would currently be entitled to purchase 10,028,163 shares of Ber-gen Common Stock, or approximately 19.9% of the currently out-standing Bergen Common Stock before giving effect to the exercise of the Option and 16.6% of the currently outstanding Bergen Common Stock after giving effect to the exercise of the Option (based upon 50,392,779 shares of Bergen Common Stock outstanding as of July 31, 1997, as represented by Bergen in the Merger Agreement).

                   Cardinal does not have the right to acquire any shares of Bergen Common Stock under the Option unless certain events specified in the Stock Option Agreement occur. Accordingly, Car-dinal does not have sole or shared voting or dispositive power with respect to any shares of Bergen Common Stock purchasable un-der the Option, and Cardinal disclaims beneficial ownership of Bergen Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Cardinal to exercise the Option and Cardinal exer-cised the Option, Cardinal would have sole voting power and sole dispositive power with respect to the shares of Bergen Common Stock acquired pursuant to the Option.

                   The foregoing description of certain terms of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

                   To the best of Cardinal's knowledge, no executive of-ficer or director of Cardinal beneficially owns any shares of Ber-gen Common Stock, nor (except for the issuance of the Option) have any transactions in Bergen Common Stock been effected during the past 60 days by Cardinal or, to the best knowledge of Cardinal, by any executive officer or director of Cardinal. In addition, no

                                 Page 6 of 11 pages




         other person is known by Cardinal to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Robert E. Martini, Chairman of Bergen, has entered into an agreement with Cardinal pursuant to which, among other matters, he has agreed (i) to vote all of the shares of Bergen Common Stock beneficially owned by him or over which he has voting power or control to approve the Merger and the Merger Agreement, and (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving Ber-gen, or acquisition of any capital stock from Bergen (other than upon exercise of stock options which are outstanding as of the date of the Agreement and other than to the extent specifically permitted by the Merger Agreement) or 15% or more of the assets of Bergen and its subsidiaries, taken as a whole, in a single trans-action or a series of related transactions, or any acquisition by Bergen of any material assets or capital stock of any other person (other than to the extent specifically permitted by the Merger Agreement), or any combination of the foregoing.

                   Mr. Martini is estimated to have voting power over ap-proximately 5.5% of the outstanding shares of Bergen Common Stock, based upon 50,392,779 shares of Bergen Common Stock outstanding as of July 31, 1997, as represented by Bergen in the Merger Agree-ment. A copy of the Support/Voting Agreement, dated August 23, 1997, executed by Mr. Martini (the "Support/Voting Agreement") is filed as Exhibit 3.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Support/Voting Agreement is qualified in its entirety by reference to such exhibit.

                   A copy of the Merger Agreement is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. See Item 4.

                   A copy of the Stock Option Agreement is filed as Exhibit
         2.2 to this Schedule 13D and is incorporated herein by this refer-ence. See Items 3 and 5.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   The following exhibits are filed as part of this Sched-ule 13D:

         Exhibit 2.1 -- Agreement and Plan of Merger, dated as of August
                        23, 1997, among Cardinal Health, Inc., Bruin Merger Corp., and Bergen Brunswig Corporation, filed as
                        Exhibit 99.1 to the Current Report on Form 8-K/A (Amendment No. 1) of Cardinal Health, Inc. dated

                                 Page 7 of 11 pages





                        August 23, 1997 and filed August 27, 1997, is in-corporated here by reference.

         Exhibit 2.2 -- Stock Option Agreement, dated August 23, 1997, be-
                        tween Cardinal Health, Inc. and Bergen Brunswig Corporation, filed as Exhibit 99.2 to the Current Report on Form 8-K of Cardinal Health, Inc. dated August 23, 1997 and filed August 26, 1997, is in-corporated herein by reference.

         Exhibit 3.1 -- Support/Voting Agreement, dated August 23, 1997, between Robert E. Martini and Cardinal Health, Inc., filed as Exhibit 99.3 to the Current Report on Form 8-K of Cardinal Health, Inc. dated August 23, 1997 and filed August 26, 1997, is incorporated herein by reference.







































                                 Page 8 of 11 pages

                                                              ANNEX I





                          DIRECTORS AND EXECUTIVE OFFICERS

                   Set forth below are the name and present principal oc-cupation of each director and executive officer of Cardinal Health, Inc. as of August 23, 1997. The business address of each such director and executive officer is c/o Cardinal Health, Inc., 5555 Glendon Court, Dublin, Ohio 43016.

         NAME                     PRINCIPAL OCCUPATION

         DIRECTORS
         OF CARDINAL
         HEALTH, INC.:

         John F. Finn             Chairman and Chief Executive Of-
                                  ficer of Gardner, Inc., an outdoor
                                  power equipment distributor.

         Robert L. Gerbig         President and Chief Executive Of-
                                  ficer of Gerbig, Snell/Weisheimer
                                  & Associates, Inc., an advertising
                                  agency.

         John F. Havens           Retired Chairman and Director
                                  Emeritus of Banc One Corporation,
                                  a bank holding company.

         Regina E. Herzlinger     Professor, Harvard University
                                  Graduate School of Business Admin-
                                  istration.

         John C. Kane             President and Chief Operating Of-
                                  ficer of Cardinal Health, Inc.

         J. Michael Losh          Executive Vice President and Chief
                                  Financial Officer of General Mo-
                                  tors Corporation, a manufacturer
                                  of automobiles.

         George R. Manser         Chairman of Uniglobe Travel (Capi-
                                  tal Cities) Inc. and Director of
                                  Corporate Finance of Uniglobe
                                  Travel (U.S.A.) LLC, travel plan-
                                  ning services companies.

         John B. McCoy            Chairman and Chief Executive Of-
                                  ficer of Banc One Corporation, a
                                  bank holding company.

         Jerry E. Robertson       Retired Executive Vice President
                                  of the Life Sciences Sector and
                                  Corporate Services of Minnesota
                                  Mining & Manufacturing Company, a

                              Page 9 of 11 pages





                                 manufacturer of industrial commercial,
                                 health care and consumer products.

         L. Jack Van Fossen       Retired President and Chief Execu-
                                  tive Officer of Red Roof Inns,
                                  Inc., a lodging company.

         Robert D. Walter         Chairman and Chief Executive Of-
                                  ficer of Cardinal Health, Inc.

         Melburn G. Whitmire      Vice Chairman of Cardinal Health,
                                  Inc.

         EXECUTIVE OFFICERS
         OF CARDINAL HEALTH, INC.
         (WHO ARE NOT DIRECTORS):

         David A. Abrahamson      Executive Vice President; Presi-
                                  dent - Medicine Shoppe.

         David Bearman            Executive Vice President and Chief
                                  Financial Officer.

         George H. Bennett, Jr.   Executive Vice President, General
                                  Counsel and Secretary.

         Lisa M. Dolin            Senior Vice President - Specialty
                                  Companies.

         Daniel F. Gerner         Executive Vice President; Presi-
                                  dent - PCI Services, Inc.

         James F. Millar          Executive Vice President; Group
                                  President - Cardinal Distribution.

         Richard J. Miller        Vice President, Controller and
                                  Principal Accounting Officer.

         Robert J. Zollars        Executive Vice President; Group
                                  President - Pharmacy Automation
                                  and Management.











                             Page 10 of 11 pages





                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CARDINAL HEALTH, INC.


                             By:/s/ George H. Bennett, Jr.
                                  Name:  George H. Bennett, Jr.
                                  Title: Executive Vice President,
                                           General Counsel and Secretary

         Dated:  August 29, 1997





































                                 Page 11 of 11 pages





                                    EXHIBIT INDEX

         EXHIBIT   DESCRIPTION

         2.1       Agreement and Plan of
                   Merger, dated as of August 23,
                   1997, among Cardinal Health, Inc.,
                   Bruin Merger Corp., and Bergen
                   Brunswig Corporation, filed as
                   Exhibit 99.1 to the Current
                   Report on Form 8-K/A (Amendment
                   No. 1) of Cardinal Health, Inc.
                   dated August 23, 1997 and filed
                   August 27, 1997, is incorporated
                   herein by reference.

         2.2       Stock Option Agreement, dated
                   August 23, 1997, between
                   Cardinal Health, Inc. and
                   Bergen Brunswig Corporation,
                   filed as Exhibit 99.2 to the
                   Current Report on Form 8-K
                   of Cardinal Health, Inc. dated
                   August 23, 1997 and filed
                   August 26, 1997, is incorporated
                   herein by reference.

         3.1       Support/Voting Agreement, dated
                   August 23, 1997, between Robert E.
                   Martini and Cardinal Health, Inc.,
                   filed as Exhibit 99.3 to the
                   Current Report on Form 8-K of
                   Cardinal Health, Inc. dated
                   August 23, 1997 and filed August
                   26, 1997, is incorporated
                   herein by reference.